UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                (Name of Issuer)
                          BFC Construction Corporation

                         (Title of Class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                    054938105

             (Date of Event Which Requires Filing of this Statement)

                                November 24, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons

       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Global Strategy Financial Inc. ("GSFI")
       Global Strategy Group of Funds (the "Funds")
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(2)    Check the Appropriate Box if a Member of a Group
       (a)        [ ]
       (b)        [X]
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(3)    SEC Use Only
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(4)    Citizenship or Place of Organization

         GSFI is incorporated under the laws of Ontario, Canada. The Funds are Trusts organized under the laws of Ontario, Canada.

Number of                  (5)      Sole Voting Power
shares                                                    663,600 COMMON SHARES
                           -----------------------------------------------------
Benefici-                  (6)      Shared Voting Power
ally owned                                                 NIL
                           -----------------------------------------------------
by Each                    (7)      Sole Dispositive Power
reporting                                                  663,600 COMMON SHARES
                           -----------------------------------------------------
Person With                (8)      Shared Dispositive Power
                                                            NIL

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(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    663,600 COMMON SHARES
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(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]
                           NOT APPLICABLE
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(11)   Percent of Class Represented by Amount in Row 9

                                            7.8%    OF OUTSTANDING COMMON SHARES
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(12)   Type of Reporting Person

       IA, IV
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                                    Item 1(a)

Name of Issuer:

BFC Construction Corporation

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

3660 Midland Avenue
Scarborough, Ontario MIV 4V3

                                    Item 2(a)

Name of Person Filing:

Global Strategy Financial Inc. ("GSFI")
Global Strategy Group of Funds (the "Funds")

GSFI, a corporation incorporated under the laws of Ontario, is the manager and trustee of the Funds, which are trusts organized under the laws of Ontario, Canada. GSFI is qualified to act as an investment advisor and manager of the Funds in the Province of Ontario pursuant to a registration under the Securities Act (Ontario).

The Funds are owner of record of common shares representing, to the knowledge of GSFI, approximately 7.8% of all outstanding securities of that class. GSFI specifically disclaims any beneficial ownership of the reported securities but, as an investment manager, GSFI maintains exclusive power to exercise investment control or direction over such securities for its managed accounts as the beneficial owners. Consequently, GSFI may be deemed to be the beneficial owner of such securities.

GSFI is of the view that it and the Funds are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act") and that it and the Funds are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 promulgated under the 1934 Act. Therefore, it is of the view that the common shares held by the Funds should not be aggregated with any such shares owned by GSFI for purposes of Section 13(d). However, GSFI is making this filing on a voluntary basis as if all of the shares were beneficially owned by GSFI and the Funds on a joint basis.

                                    Item 2(b)

Address of Principal Business Office:

33 Bloor Street East
Suite 1600
Toronto, Ontario

M4W 3T8

                                    Item 2(c)

Citizenship:

GSFI is a corporation incorporated under the laws of Ontario, Canada. The Funds are mutual fund trusts organized under the laws of Ontario, Canada

                                    Item 2(d)

Title of Class of Securities:

Common Shares

                                    Item 2(e)

CUSIP Number:

                                            054938105

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [  ]   Broker or Dealer registered under Section 15 of the Act

    (b)  [  ]   Bank as defined in section 3(a) (6) of the Act

    (c)  [  ]   Insurance Company as defined in section 3(a)(19) of the Act

    (d)  [  ]   Investment Company registered under section 8 of the Investment
                Company Act

    (e)  [  ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

    (f)  [  ]   An employee  benefit plan or  endowment  fund in accordance with
                Rule 13d-1(b)(1)(ii)(F)

    (g)  [  ]   A parent  holding  company or control  person in accordance with
                Rule 13d-1(b)(1)(ii)(G)

    (h)  [  ]   A savings association as defined in Section 3(b)
                of the Federal Deposit Insurance Act

    (i)  [  ]   A  church  plan  that  is  excluded  from  the
                definition  of an  investment  company under Section
                3(c)(14) of the Investment Company Act

    (j)  [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

    If this statement is filed pursuant to Rule 13d-1(c), check this box [ X ]

                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:

                            663,600

       (b)      Percent of Class:

                            7.8%

       (c) Number of shares as to which such person has:

  (i)    Sole power to vote or to direct the vote:                     663,600
  (ii)   Shared power to vote or to direct the vote:                   Nil
  (iii)  Sole power to dispose or to direct the disposition of:        663,600
  (iv)   Shared power to dispose or to direct the disposition of:      Nil

                                  See Item 2(a)

                                     Item 5

Ownership of Five Percent or Less of a Class [  ]

                            NOT APPLICABLE
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                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                            NOT APPLICABLE
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                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                            NOT APPLICABLE
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                                     Item 8

Identification and Classification of Members of the Group.

                            NOT APPLICABLE
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                                     Item 9

Notice of Dissolution of Group.
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                            NOT APPLICABLE

                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date:               November 16, 1999

SIGNATURE:          /S/  PAUL A. NEILL
Name/Title:         By: Paul Neil, Chief Financial Officer,

                    Global Strategy Financial Inc., on behalf of GSFI and the Funds.

                    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).